SEC File Number: 000-02287

CUSIP Number: 871543104

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SYMMETRICOM, INC .
Full Name of Registrant

N/A
Former Name if Applicable

2300 Orchard Parkway
Address of Principal Executive Office (Street and Number)

San Jose, California 95131-1017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 23, 2008, the Registrant disclosed in a Form 8-K that its financial statements for the fiscal years 2002 through 2007 and the related interim periods through September 30, 2007 should no longer be relied upon due to errors in accounting for accrued liabilities related to inventory receipts.  Based on the findings to date, for the annual fiscal periods ended June 30, 2002 through July 1, 2007 and the quarterly period ended September 30, 2007, accounts payable was overstated, with the approximate amount of the overstatement at the end of such fiscal periods ranging from less than $0.1 million to $1.1 million.  The approximate misstated amounts for net income for the same annual fiscal periods ranged from an understatement of $0.3 million to an overstatement of $0.7 million. The cumulative net income impact on fiscal years 2002 through 2007 was an increase of approximately $0.3 million, with no impact on net income in the first quarter of fiscal 2008.

As a result of these matters, the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 30, 2008 by the prescribed due date without unreasonable effort or expense.  The Registrant will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended March 30, 2008 until the completion of its financial restatements related the errors in accounting for accrued liabilities referenced above and of the requisite audit procedures by the Registrant’s independent registered public accountants.  The Registrant is working expeditiously to complete this work and plans to file its outstanding Quarterly Reports on Form 10-Q and required restated financial statements as soon as practical.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William Slater	(408)	433-0910
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-Q for the quarterly period ended December 30, 2007.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SYMMETRICOM, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By	/s/ William Slater
William Slater
Executive Vice President Finance and Administration,
Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).